March 11, 2013	Writer’s Direct Contact 212.468.8179 APinedo@mofo.com

Via EDGAR and by Courier

Tiffany Piland
Securities and Exchange Commission
100 F Street, NE
Mailstop #3561
Washington, D.C. 20549

Re:	Truett-Hurst, Inc.
Registration Statement on Form S-1
CIK No. 0001564709

Dear Ms. Piland:

On behalf of our client, Truett-Hurst, Inc. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-1 (the “Registration Statement”) referenced above. The Registration Statement incorporates responses to the comments transmitted by the Staff to us on February 6, 2013 on the Company’s Draft Registration Statement submitted to the Commission confidentially on January 9, 2013.  Below, we identify in bold the Staff’s comment and note in regular type our response. Page number references in our responses refer to the Registration Statement.

As you will note, the Registration Statement has been revised to reflect the addition of a selling stockholder component to the offering.  This will also advise the Commission that CSCA Capital Advisors, LLC is acting as a qualified independent underwriter for the proposed offering and has been identified as such in the Registration Statement.  The underwriters will act on a best efforts basis, not a firm commitment basis.  We have included the best efforts language that the SEC Staff has reviewed in connection with another proposed IPO.  In addition, the anticipated price range has been identified.

Securities and Exchange Commission
March 11, 2013
Page Two

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Neither the Company nor anyone authorized to act on its behalf has engaged in any test-the-waters discussions with potential investors.  Should the Company or anyone authorized to act on its behalf determine to engage in such discussions, we will furnish to the Staff copies of any written communications used for this purpose.  To the Company’s knowledge, no research reports have been published or distributed about the Company.

2.
Please include all information that is not subject to Rule 430A, including the number of shares and a bona fide estimate of the range of the maximum offering price for the shares.  As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.  Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Registration Statement includes an indicative price range.

3.
Please note that we may have comments on the legal opinion and other exhibits once they are filed.  Understand that we will need adequate time to review these materials before accelerating effectiveness.

We have submitted with the Registration Statement additional exhibits.  We understand that the Staff may have comments on the legality opinion and other exhibits once those are filed.

4.
Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.  For guidance, see Securities Act Forms Compliance and Disclosure Interpretation, Question 101.02.

We have submitted as Annex A to this letter the graphics that will be used in the prospectus.

Securities and Exchange Commission
March 11, 2013
Page Three

5.
Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

We confirm that we will provide a copy of the FINRA no objections letter, or arrange for a confirmatory call from FINRA.

6.	Please tell us whether WR Hambrecht + Co. plans to make a market in the securities, since it appears to be an affiliate of the company. We note your disclosure that:

•	William R. Hambrecht and Barrie Graham, directors and shareholders of the company, are affiliated with WR Hambrecht + Co.
•	Certain affiliates of WR Hambrecht + Co, Inc. beneficially own 20.63% of your LLC interests.
•	WR Hambrecht + Co, Inc. is an underwriter in this offering

WR Hambrecht + Co intends to make a market in the Company’s securities following completion of the IPO.

Prospectus Cover Page

7.	Please disclose that the public offering price and allocation of shares will be determined primarily by an auction process. Refer to Item 501(b)(8) of Regulation S-K.

We have modified the disclosure on the prospectus cover page to indicate that the public offering price and allocation will be determined primarily by an auction process.

8.	Please revise to state, consistent with your disclosure on page 26, that the minimum size of any bid is 100 shares.

We have revised the disclosure on the prospectus cover page to state that the minimum bid size is 100 shares.

9.	Please revise the offering price table to also include information regarding the underwriter’s commission. Refer to Item 501(b)(3) of Regulation S-K.

We have revised the offering price table.

10.	Please disclose the market for the securities. Refer to Item 501(b)(4) of Regulation S-K.

We have revised the prospectus cover page to indicate that the Company has applied to list the securities on the Nasdaq Capital Market.

Securities and Exchange Commission
March 11, 2013
Page Four

Prospectus Summary, page 1

11.
Please clarify your business description and explain whether you produce wine or only sell wine.  We note your disclosure on page 66 that you grow grapes and have the infrastructure, such as electricity and access to water, necessary to operate a winery at this facility, but have not made the requisite capital expenditures for grape-crushing equipment.

We have revised the discussion of the Company’s business throughout to indicate that we are a wine sales, marketing and production company.

12.
We note your statement that “[o]ther more mature wine markets, such as the U.K. and Australia, have much higher penetration of private label wine sales (19% and 16%, respectively).”  Please supplementally provide us with third-party support for this statement and highlight the specific information that you relied upon for the disclosure.

We are providing supplementally the support for the statement.

Our Structure, page 5

13.
Please include the organization diagram on page 68 in this section and clarify that you are offering shares of Class A common stock that will only have 33.3% of the voting power of the company.  Please also specify the percentage of economic and voting interest that the company will have in the LLC.

We have included the organization diagram in this section and have indicated that we are offering shares of Class A common stock that will only have approximately 33.3% of the voting power of the Company on page 6.  We have also specified the percentage of economic and voting interest that the Company will have in the LLC in the organization diagram.

14.	Please describe your offering and structure in greater detail, including the following:

•	Describe in plain English the Offering Transactions disclosed on page 69.
•	Disclose that the company will own 33.3% of H.D.D. LLC, as described on page F-29.
•
The organizational structure diagram reflects that the company has a “controlling voting interest” in the LLC.  Explain how the company has controlling voting interest.  Please also provide us with the current operating/limited liability company agreement of the LLC.

Securities and Exchange Commission
March 11, 2013
Page Five

•
Describe the organization and management of the LLC.  For example, disclose that the company will become the sole managing member of the LLC and explain how it is appointed and whether it can be removed by other members, etc.

•
Explain how the LLC organization and management relates to the company.  For example, we note your disclosure on page F-29 that three of the members who own approximately 55% of the LLC comprise the board of the company.

•	Describe the voting rights of the Class A and B common stock.
•
Disclose in this section that you intend to use the net proceeds from the offering to purchase newly-issued LLC Units from the LLC, and that you also intend to cause the LLC to use these proceeds for working capital, capital expenditures, hiring additional personnel, and other general corporate purposes.

•	Clarify whether the LLC will use the net proceeds from the offering to redeem LLC Units held by its members.
•	Disclose whether the holders of LLC Units will exchange their LLC Units for shares of Class A common stock of the company in connection with the offering.
•	Clarify when payments are expected to be made to affiliates under the tax receivable agreement.
•
If applicable, disclose in tabular format any payments, compensation or the value of any equity that each of your directors, executive officers or affiliates received or will receive in connection with the offering, including from any redemption of the LLC Units, payments under the tax receivable agreement or any proceeds of this offering.

We have revised the disclosure in the “Summary” to provide the additional detail requested.

The Offering, page 8

15.	Please revise to clarify, if true, that you also intend to use the proceeds from the offering to purchase LLC Units as disclosed in the third risk factor on page 17.

We have revised the disclosure on page 9 to clarify, as we have noted elsewhere, that the proceeds will be used to purchase LLC Units, and that, in turn, the LLC will use the proceeds for the purposes discussed in “Use of Proceeds.”

Securities and Exchange Commission
March 11, 2013
Page Six

Risk Factors, page 11

Because our existing owners will retain significant control . . ., page 12

16.
Please also discuss the ownership of Class B common stock following the offering and the control, whether voting or otherwise, that holders of Class B common stock may exert over the company as a result of such ownership.  In addition, please distinguish between the control or influence that existing owners will have following the offering as a result of their share ownership and the control or influence that your directors, executive officers and their respective affiliates will have following the offering as a result of their share ownership.

We have revised the risk factor on page 13 to describe the ownership of the Class B common stock and the control the holders of Class B common stock will exert over the Company.  We have also indicated that our existing owners will control Truett-Hurst, Inc., the sole managing member of H.D.D. LLC.

17.
If applicable, please disclose that you will be considered a “controlled” company under Nasdaq’s rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

The Company has elected to be treated as a “controlled” company, and disclosure has been added to reflect this in pages 18 and 87.

Several of our executive officers and key team members have outside business . . ., page 13

18.	Please describe in more detail the conflicts of interest of your executive officers that you reference.

We have revised the risk factor on page 13 to indicate that we lease a winery and related equipment and facilities from a member of H.D.D. LLC, and that we procure grapes and bulk wine from several farms owned by certain of our executive officers and key team members.

We have identified a material weakness in internal control over financial reporting . . ., page 13

19.
Please clarify the status of the material weaknesses and their components disclosed here.  If the material weaknesses have not been remediated, please disclose more fully when and how the company expects to do so.

We have added disclosure to the risk factor on page 14 that addresses the status of the material weakness and the steps taken to remediate it.

Securities and Exchange Commission
March 11, 2013
Page Seven

In certain cases, payments under the tax receivable agreement . . ., page 18

20.
In order to provide the information investors need to assess the magnitude of the risk, please quantify how the payments may significantly exceed the actual benefits you realize and explain in greater detail how these payments could have a substantial negative impact on your liquidity.

It is not currently possible to quantify the amount by which payments made under the tax receivable agreement may exceed the benefits we realize.  We have added disclosure in the risk factor on page 19 that describes how these payments may have a substantial negative impact on our liquidity.

Industry Data, page 23

21.	Please delete the last sentence in the paragraph to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

We have deleted the last sentence on page 24.

The Auction Process, page 24

Changes in the Price Range Prior to Effectiveness of the Registration Statement, page 28

22.	Please clarify that if you change the price range, you will also file an amendment to the registration statement.

The Company will file an amendment should the price range change, as indicated on page 26.

Acceptance of Bids, page 30

23.
Please clarify that in addition to reconfirming bids if the offering price is more than 20% above the price range, you will also reconfirm all bids prior to acceptance if the offering prices at any amount below the price range in the prospectus.  Refer to Securities Act Sections Compliance and Disclosure Interpretations, Question 139.26, which can be found on our website.

We have clarified on pages 26 and 27 that the underwriters will reconfirm bids if the offering prices at either more than 20% above the price range, or at any amount below the price range.

Securities and Exchange Commission
March 11, 2013
Page Eight

The Auction Closing Process, page 28

24.
We note your disclosure that “[p]rior to the time a bid is accepted, which cannot be less than one hour after the notice of effectiveness is sent to bidders, bidders may still withdraw their bids.”  Please revise to clarify that you will also provide a final notice to bidders of the opportunity to withdraw their bids prior to acceptance and that such final notice will be provided at least one hour prior to acceptance of bids.  Refer to Securities Act Sections Compliance and Disclosure Interpretations, Question 139.26, which can be found on our website.

We have added disclosure on page 25 to clarify that we will provide a final notice to bidders of the opportunity to withdraw their bids one hour prior to acceptance.

Use of Proceeds, page 32

25.
Please revise to state the approximate amount of the net proceeds intended to be used for each purpose you list, including to purchase newly-issued LLC Units from the LLC and the per unit purchase price of the LLC Units.  Refer to Item 504 of Regulation S-K.

We have revised the disclosure in “Use of Proceeds” to include a range for the approximate amount of net proceeds to be used for each listed purpose, including the purchase of LLC Units, on page 34.

26.
We note your disclosure that you “will have broad discretion in the way that [you] use the net proceeds of this offering.”  The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use in that event are indicated.  Refer to Instruction 7 to Item 504 of Regulation S-K and revise accordingly.

In response to Comment 25, we have included a range for the approximate amount of net proceeds to be used for each listed purpose.  We have further revised the disclosure in “Use of Proceeds” on page 34 to clarify that we will have broad discretion to use the proceeds from the offering within the range for each category of use that we have identified (i.e. repayment of debt, working capital, capital expenditures, hiring additional personnel and general corporate uses).

Securities and Exchange Commission
March 11, 2013
Page Nine

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 40

27.
Please provide additional discussion of the reasons behind period-to-period changes.  For example only, when you state on page 40 that the increase in net sales was attributable to continued sales, please explain the driver behind this increase in continued sales.  Similarly, please explain the driver behind increased sales volumes.

We have revised the disclosure on pages 52 and 53 to describe in greater detail the causes of the period to period changes.

28.
We note your disclosure that the increase in net sales from quarter-to-quarter and from year-to-year was attributable to both continued sales in the three-tier channel and the introduction of four new brands in the three-tier channel.  Please specify the names of the four new brands and when these brands were introduced.

We have revised the disclosure on pages 52 and 53 to include the names of the new brands and fiscal quarters in which each new brand was launched.

Liquidity and Capital Resources, page 41

29.
Please revise to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations in each line item (e.g. provide an explanation of the significant change in your accounts receivable, inventory, and accounts payable) for the interim periods presented as well as the fiscal year ends.  Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

We have included disclosure on page 54 to explain the period-to-period variations for each line item in our statement of cash flows for both the fiscal year ends and interim periods.

30.	We note your disclosure on page 41 that your primary cash needs include funding capital expenditures. Please include the information required by Item 303(a)(2) of Regulation S-K.

We have added the disclosure on page 54 to include the information relating to capital resources required by Item 303(a)(2) of Regulation S-K.

Securities and Exchange Commission
March 11, 2013
Page Ten

31.
Please revise the discussion of your liquidity requirements and cash resources to further clarify your primary sources of cash and indebtedness, and your belief, if true, that you have sufficient liquidity without the proceeds of the offering.  We note, for example, that your cash and cash available under the revolving loan have a combined capacity of approximately $5.5 million, and it appears that your principal, interest and other payments coming due in the near future are significantly larger.

We have revised the disclosure on page 54 to clarify our primary sources of cash and indebtedness.  We have also disclosed that the Company’s current business plan anticipates receipt of the proceeds from the offering and that in the event that the offering is not completed, the Company expects to scale back its business plan and will seek to terminate certain of its supply agreements, including those with affiliates.

32.	Please describe any material financial covenants or other material conditions in your loan agreements, dated July 16, 2012, with Bank of the West.

Additional disclosure has been included regarding the financial covenants contained in the Bank of the West agreements on page 55.

Internal Controls, page 46

33.
We noted your disclosure “management believes the restated consolidated financial statements included in this prospectus fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.”  Please tell us why you have referred to your consolidated financial statements as “restated” and the basis for your conclusion.

We have removed the reference to “restated” consolidated financial statements on page 60, which was an erroneous reference.

Business, page 48

Wine Production, page 61

34.
We note your disclosure that your wines “have consistently scored in the upper 80s to mid 90s out of 100 in The Wine Enthusiast and the The Wine Spectator.  Please tell us where to find support for this statement in your supplemental materials.

We are supplementally providing to you reviews of our wines by The Wine Enthusiast and The Wine Spectator, retrieved from those publications’ websites, which support the revised statement on page 74.

Securities and Exchange Commission
March 11, 2013
Page Eleven

Legal Proceedings, page 66

35.
Please disclose the name of the court in which the proceeding is pending, the date instituted, the principal parties thereto, and the relief sought.  Explain the relationship between Mendocino Wine Group and the company.  Refer to Item 103 of Regulation S-K.

We have added to the disclosure on page 79 regarding the legal proceeding between Paul Dolan and Mendocino Wine Group to include the name of the court where the proceeding is pending, the other defendants/cross-plaintiffs, the relief sought by each party and have noted that no relationship exists between Mendocino Wine Group and Truett-Hurst, Inc.

Directors, Executive Officers, and Key Employees, page 72

36.
Please revise to indicate any period(s) during which each director and executive officer has served as such as required by Item 401(a) of Regulation S-K.  Please also revise to provide all the information required by Item 401(e) of Regulation S-K and clarify whether the business experience you describe occurred in the past five years.

We have revised the disclosure on pages 85 and 86 to include the years that each director and executive officer served in such role.  We have also included the specific years of each item of business experience for each executive officer or director.

Executive Compensation, page 76

37.	Please revise the summary compensation table to clarify whether compensation awarded or paid to the named executive officers was for services rendered to Truett-Hurst, Inc. or H.D.D. LLC.

The compensation paid was for services rendered to H.D.D. LLC, since Truett-Hurst, Inc. has not conducted operations prior to the IPO.  We have added disclosure on page 89 to this effect.

Principal Shareholders, page 85

38.	Please provide the disclosure required by Item 403 of Regulation S-K with respect to the Class B common stock.

We have added a footnote to the principal and selling stockholders table on page 99 to indicate that each of our existing owners will hold one share of Class B common stock following the offering, and that a holder of Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each LLC Unit held by such holder.

Securities and Exchange Commission
March 11, 2013
Page Twelve

Certain Relationships and Related Party Transactions, page 79

39.
Please reconcile the disclosure in this section with the relevant information under Related Party Transactions in the footnotes to the financial statements and Item 15 on page II-1.  For each transaction, disclose the name of the related person(s) and the basis on which each person is a related person and, if applicable, the approximate dollar value of the amount involved in the transaction.  Refer to Item 404(d) of Regulation S-K.

We have reconciled the disclosure in “Certain Relationships and Related Party Transactions” from pages 92 to 97 to the information included in the Related Party Transactions section of the footnotes to the financial statements.  We have also included the name of the related person, the person’s relationship to the Company and the approximate dollar value with respect to each transaction.

Description of Capital Stock, page 88

40.	Please also describe the material terms in the operating agreement of the LLC, since your only material asset after completion of this offering will be your interest in the LLC.

We have included a description of the material terms of the LLC operating agreement on page 92.

Shares Eligible for Future Sale, page 92

41.
Please indicate the amount of Class A common stock that is subject to outstanding options or warrants to purchase, or securities convertible into, Class A common stock.  Refer to Item 201(a)(2)(i) of Regulation S-K.

We have included on page 105 descriptions of and amounts of Class A common stock outstanding with respect to: (i) LLC Units, which are convertible into Class A common stock; (ii) the 2012 Stock Incentive Plan; and (iii) certain grants of restricted stock made by us pursuant to the 2012 Stock Incentive Plan.

Securities and Exchange Commission
March 11, 2013
Page Thirteen

Underwriting, page 99

42.
We note that affiliates of WR Hambrecht + Co, Inc. beneficially own a 20.63% interest in the LLC and will control 15.47% of the combined voting power of your outstanding Class A and Class B common stock after the offering.  Please disclose whether the officers, directors or any affiliates of the company, may participate in the offering.

In the Principal and Selling Stockholder section, we have indicated which of the Company’s officers, directors or affiliates are selling shares in the offering.

Truett-Hurst, Inc. Consolidated Financial Statements

General

43.
Please provide us with a detailed analysis of the relationship between the parties involved in this transaction (Truett-Hurst, Inc and H.D.D., LLC).  In addition, please explain the business purpose of this transaction.

Truett-Hurst, Inc., as indicated in the registration statement, is a recently formed Delaware corporation, that will be a holding company.

H.D.D. LLC is the existing operating company, which is organized as a California limited liability company.

The post-offering organizational structure will allow the existing owners of LLC interests to retain their equity ownership in the LLC, an entity that is classified as a partnership for United States federal income tax purposes.  Investors in this offering will, by contrast, hold their equity ownership in Truett-Hurst, a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock.

The Company believes that the existing owners generally find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes.  The Company does not believe that this organizational structure gives rise to any significant benefit or detriment to its business or operations.

Securities and Exchange Commission
March 11, 2013
Page Fourteen

Pro Forma Financial Statements

44.
Please revise to present separate pro forma financial statements in accordance with Rule 8-05 of Regulation S-X.  Please note the pro forma financial statements should present impact of the offering, the recapitalization of H.D.D., LLC and the acquisition of H.D.D, LLC units.  In addition, please provide a detailed discussion of how you intend on accounting for each transaction and cite the specific authoritative literature utilized to support your accounting treatment including references to the underlying agreements.

We have included separate pro forma financial statements on pages 40 to 50 in accordance with Rule 8-05 of Regulation S-X. In accordance with Regulation S-X Article 11, topic 3, pro forma financial information is required for changes in capitalization at the effectiveness or the close of an initial public offering (the “IPO”). On December 10, 2012, the members of H.D.D. LLC (“HDD”) caused a shell corporation to be formed (the “Corporation”). We have considered the guidance in FASB Accounting Standards Code (ASC) 810 – Consolidation, variable interest entities as well as FASB ASC 805 – Business Combinations, in determining the appropriate accounting for this transaction. In paragraph 15-8 of ASC 810, in considering whether an entity should be consolidated, a primary factor is having controlling financial interest, which is defined as the ownership of a majority voting interest. As of the formation of the Corporation there are no shares issued, however, the board of directors of the Corporation consists solely of three member owners of HDD. Together these three members own 58% of the equity interests of HDD. Therefore there is a common control between HDD and the newly formed Corporation. Once the IPO occurs and shares are issued in the Corporation, each of the members of HDD will own all Class B shares and have the controlling voting interest of the Corporation. Based on both of these facts, both pre-IPO and post-IPO we believe that it is consistent with ASC 810 to consolidate these entities that are under common control. This combination of entities that are under common control is specifically excluded from ASC 805 - Business Combinations, under 805-10-15-4-d. Based on this exception to ASC 805, the combination of HDD with the Corporation would not trigger fair value accounting and cause a purchase to be recorded. It should be noted that the Class B shareholders of the Corporation have a conversion right that will allow them to convert their Class B to Class A shares on a one-for-one basis. We have assumed for the pro forma presentation that the entities are combined and that when the Class B shareholders exchange their interest in HDD for Corporation shares, it is a taxable event for the individual and that the corporation receives a step-up in basis for the underlying assets received.  The step up in basis is in accordance with section 754 of the internal revenue code and the valuation of the assets received in in accordance with section 1060 of the internal revenue code.

H.D.D. LLC Consolidated Financial Statements

General

45.	Please note the updating requirements for your financial statements as set forth in Rule 8-08 of Regulation S-X.

The financial information has been updated.

Notes to the Consolidated Financial Statements

14. Segment and Other Information, page F-26

46.
We note you distribute your product through direct to consumer, traditional three-tiered distribution, direct to retailer and internet e-tailing.  Additionally, we note your gross margins of your wholesale sales and direct sales are 17% and 61%, respectively.  Please tell us whether you considered if any of these distribution channels represent separate operating segments as defined in FASB ASC 280-10-50-1 and the basis for your determination.  If they represent separate operating segments, please revise to include the disclosures required by FASB ASC 280-10-50-20.  In connection with this, please expand Management’s Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

The Company has considered the Staff’s comment.  The Company does not believe that it would be appropriate to consider its wholesale and its direct sales channels to be individual reporting units or segments.

Securities and Exchange Commission
March 11, 2013
Page Fifeteen

The Company has several distribution channels, but the company does not consider each of these distribution channels to constitute individual operating segments or reporting units.  It does not maintain discrete financial information for each distribution channel.  It does not review the operating results by distribution channel separately, nor does it plan or forecast by distribution channel.  In reviewing its results with the board of directors, management does not present or analyze the business by discrete distribution channel.  Management believes that the distribution channels generally have similar economic characteristics.   Based on the accounting literature and the guidance contained in ASC 280-10, the Company concludes that all of its business is subject to the same regulatory considerations, and is subject to, or impacted by, the same competitive, operating and financial risks.  The Company’s products are the same across distribution channels.  The Company relies on the same raw materials, service providers or vendors, equipment, facilities, etc. across distribution channels.

As the Company’s business grows and becomes more complex, it will continue to evaluate whether there are any discrete operating segments based on that accounting criteria and based on the analysis and tools that management applies in operating that business that would suggest that the Company should use segment reporting.

15. Subsequent Events, page F-28

Acquisitions

47.	We note your acquisition of a 50% interest in Wine Spies, LLC. Please provide the disclosures required by FASB ASC 805-20-50.

As discussed with the Staff, it is the Company’s view that its acquisition of an interest in Wine Spies, LLC is not a material transaction.  The total consideration for the acquisition was $325,000, which represented the acquisition of certain tangible and intangible assets, and the transaction was determined to be an acquisition of a business as understood under ASC 805 that should be consolidated.  The Company considered the disclosure requirements of ASC 805-10-50 for material business combinations, and the quantitative tests relating to pro forma financial statement requirements contained in Regulation S-X.  In considering the potential significance of the Wine Spies acquisition, the Company reviewed each of the investment test, asset test and pre-tax income test.  The transaction would fall well below the threshold under these tests.  In addition, the Company considered whether there were other qualitative factors that should be taken into account in assessing the materiality of the Wine Spies acquisition, and concluded that the transaction should not be viewed as material.  The Company would be pleased to discuss further the analysis undertaken in connection with the transaction with the Staff.

Securities and Exchange Commission
March 11, 2013
Page Sixteen

Undertakings, page II-3

48.	Please provide the Item 512(a)(5)(ii) undertaking. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01, which can be found on our website.

We have updated the undertakings on page II.3.

Securities and Exchange Commission
March 11, 2013
Page Seventeen

We appreciate in advance your time and attention to this Registration Statement, as well as to our comment responses.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:           Gary J. Kocher
Michael Hedge

Annex A

Prospectus front cover:

Prospectus back cover:

Prospectus inside front cover:

TRUETT • HURST
EDEN RIDGE
BARREL SELECT
WEST COAST
California Square
FINE WINE
Curious Beast
FOREVER RED
DRY CREEK VALLEY
WORLD CLASS WINES
TRUETT
HURST
EXCITING BRANDS
PAPERBOY
RUSSIAN RIVER
2011
Bewitched
Pinot Noir
STONEGATE
Fuchsia
RED BLEND KILLER DEEP RED